Power Financial Corporation

SEC Mail Processing Section

SUPPL

MAY 20 2009

Washington DC
110

[redacted]

09046251

082-01716

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on August 15, 2009 to shareholders of record at the close of business on July 24, 2009, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending June 30, 2009;

(2) A quarterly dividend of 32.50 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

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(7) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

(9) A quarterly dividend of 30.9375 cents per share on the outstanding First Preferred Shares, Series K (PWF.PR.K) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

(10) A quarterly dividend of 31.875 cents per share on the outstanding First Preferred Shares, Series L (PWF.PR.L) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009;

(11) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series M (PWF.PR.M) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on July 10, 2009; and

(12) A quarterly dividend of 35 cents per share on the outstanding common shares (PWF) of the Corporation payable on July 31, 2009 to shareholders of record at the close of business on June 30, 2009.

BY ORDER OF THE BOARD,

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
May 12, 2009

POWER FINANCIAL
CORPORATION

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

FIRST QUARTER FINANCIAL RESULTS AND DIVIDENDS

Montréal, Québec, May 12, 2009 – Power Financial Corporation's operating earnings for the three-month period ended March 31, 2009 were $252 million or $0.32 per share, compared with $491 million or $0.67 per share in the corresponding period in 2008.

The decrease in operating earnings reflects primarily the decrease in the contribution from the Corporation's subsidiaries and Parjointco.

Other items were a charge of $57 million or $0.08 per share in the first quarter of 2009 and consisted of Power Financial's share of non-operating results recorded by Pargesa, as discussed below. For the first quarter of 2008, other items were earnings of $95 million or $0.13 per share and consisted of Power Financial's share of non-operating earnings recorded by Lifeco and Pargesa.

Net earnings, including other items, for the three-month period ended March 31, 2009 were $195 million or $0.24 per share, compared with $586 million or $0.80 per share in the first quarter of 2008.

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

RESULTS OF SUBSIDIARIES AND PARJOINTCO

Great-West Lifeco Inc.

Great-West Lifeco reported net income attributable to common shareholders of $326 million for the three months ended March 31, 2009, compared with $654 million in the corresponding period of 2008.

The 2008 results include two non-recurring items that totalled $118 million after tax. A gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which Great-West Life & Annuity Insurance Company had reinsured a block of U.S. participating policies. This gain was partly mitigated by an increase in policy reserves to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare. Excluding these items, adjusted net income attributable to common shareholders was $536 million for the three months ended March 31, 2008.

Lifeco's contribution to Power Financial's operating earnings was $224 million for the three-month period ended March 31, 2009, compared with $377 million for the corresponding period of 2008.

IGM Financial Inc.

IGM Financial reported net income for the three-month period ended March 31, 2009 of $134 million, compared with net income of $211 million in the corresponding period of 2008.

For the three-month period ended March 31, 2009, the contribution from IGM to Power Financial Corporation's operating earnings was $68 million, compared with $119 million in the corresponding period of 2008.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	July 24, 2009	August 15, 2009	To be determined In accordance with the articles of the Corporation
Series C	July 10, 2009	July 31, 2009	32.50¢
Series D	July 10, 2009	July 31, 2009	34.375¢
Series E	July 10, 2009	July 31, 2009	32.8125¢
Series F	July 10, 2009	July 31, 2009	36.875¢
Series H	July 10, 2009	July 31, 2009	35.9375¢
Series I	July 10, 2009	July 31, 2009	37.50¢
Series J	July 10, 2009	July 31, 2009	29.375¢
Series K	July 10, 2009	July 31, 2009	30.9375¢
Series L	July 10, 2009	July 31, 2009	31.875¢
Series M	July 10, 2009	July 31, 2009	37.50¢

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 35 cents per share on the Corporation's common shares payable July 31, 2009 to shareholders of record June 30, 2009.

For purposes of the Income Tax Act (Canada) and any similar provincial legislation, all of the above dividends of the Corporation's preferred and common shares are eligible dividends.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Corporation's financial position and results of operations as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies, for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "seeks", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

POWER FINANCIAL
CORPORATION

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates), the effect of applying future accounting changes (including adoption of International Financial Reporting Standards), business competition, operational and reputational risks, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions, integrate acquisitions and implement other growth strategies, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures
In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

As a consequence of the announcement by Lifeco of the signing of a definitive agreement by GWL&A to sell its healthcare insurance business, the results from Lifeco's U.S. healthcare insurance business are presented in the consolidated financial statements as "discontinued operations" in accordance with GAAP. Power Financial's share of these results is included in operating earnings

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

\- 30 -

Attachments: Financial Information (unaudited)

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

[in millions of Canadian dollars]	March 31, 2009 (unaudited)	December 31, 2008
Assets		
Cash and cash equivalents	**4,823**	4,689
Investments		
Shares	**5,388**	5,359
Bonds	**67,563**	66,801
Mortgages and other loans	**17,997**	18,034
Loans to policyholders	**7,842**	7,622
Real estate	**3,259**	3,190
	102,049	101,006
Funds held by ceding insurers	**10,820**	11,447
Investment at equity	**2,376**	2,814
Intangible assets	**4,715**	4,659
Goodwill	**8,632**	8,613
Future income taxes	**1,828**	1,766
Other assets	**6,012**	6,524
	141,255	141,518
Liabilities		
Policy liabilities		
Actuarial liabilities	**97,245**	97,895
Other	**4,765**	4,732
Deposits and certificates	**1,045**	959
Funds held under reinsurance contracts	**191**	192
Debentures and other borrowings	**5,797**	5,658
Preferred shares of the Corporation	**300**	300
Preferred shares of subsidiaries	**1,265**	1,269
Capital trust securities and debentures	**755**	658
Future income taxes	**803**	768
Other liabilities	**7,613**	7,254
	119,779	119,685
Non-controlling interests	**8,468**	8,414
Shareholders' Equity		
Stated capital		
Perpetual preferred shares	**1,575**	1,575
Common shares	**605**	595
Contributed surplus	**95**	91
Retained earnings	**10,736**	10,811
Accumulated other comprehensive income (loss)	**(3)**	347
	13,008	13,419
	141,255	141,518

CONSOLIDATED STATEMENTS OF EARNINGS

Three months ended (unaudited) [in millions of Canadian dollars, except per share amounts]	**March 31, 2009**	December 31, 2008	March 31, 2008
Revenues			
Premium income	**4,709**	**4,782**	16,790
Net investment income			
Regular net investment income	**1,545**	**1,469**	1,396
Change in fair value on held-for-trading assets	**(1,976)**	**(368)**	(940)
	(431)	**1,101**	456
Fee income	**1,170**	**1,252**	1,435
	5,448	**7,135**	18,681
Expenses			
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	**3,366**	**4,815**	16,284
Commissions	**479**	**526**	541
Operating expenses	**912**	**918**	898
Financing charges	**110**	**74**	141
	4,867	**6,333**	17,864
	581	**802**	817
Share of earnings (losses) of investment at equity	**(20)**	**2**	17
Other income (charges), net	**(57)**	**(2,414)**	9
Earnings from continuing operations before income taxes and non-controlling interests	**504**	**(1,610)**	843
Income taxes	**130**	**(693)**	188
Non-controlling interests	**179**	**(144)**	100
Earnings from continuing operations	**195**	**(773)**	555
Earnings from discontinued operations	**–**	**–**	31
Net earnings	**195**	**(773)**	586
Earnings per common share			
– Basic	**0.24**	**(1.12)**	0.80
– Diluted	**0.24**	**(1.12)**	0.80

SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

Three months ended March 31, 2009	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,709	–	–	–	4,709
Net investment income					
Regular net investment income	1,511	58	–	(24)	1,545
Change in fair value on held-for-trading assets	(1,967)	(9)	–	–	(1,976)
	(456)	49	–	(24)	(431)
Fee income	680	510	–	(20)	1,170
	4,933	559	–	(44)	5,448
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	3,366	–	–	–	3,366
Commissions	307	192	–	(20)	479
Operating expenses	740	159	–	13	912
Financing charges	75	23	–	12	110
	4,488	374	–	5	4,867
	445	185	–	(49)	581
Share of earnings (losses) of investment at equity	–	–	(20)	–	(20)
Other income (charges), net	–	–	(57)	–	(57)
Earnings from continuing operations before income taxes and non-controlling interests	445	185	(77)	(49)	504
Income taxes	78	52	–	–	130
Non-controlling interests	143	65	–	(29)	179
Contribution to consolidated earnings from continuing operations	224	68	(77)	(20)	195
Contribution to consolidated earnings from discontinued operations	–	–	–	–	–
Contribution to consolidated net earnings	224	68	(77)	(20)	195

SEGMENTED INFORMATION (continued)

INFORMATION ON PROFIT MEASURE

Three months ended December 31, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,782	–	–	–	4,782
Net investment income					
Regular net investment income	1,423	36	–	10	1,469
Change in fair value on held-for-trading assets	(368)	–	–	–	(368)
	1,055	36	–	10	1,101
Fee income	743	549	–	(40)	1,252
	6,580	585	–	(30)	7,135
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	4,815	–	–	–	4,815
Commissions	360	206	–	(40)	526
Operating expenses	746	163	–	9	918
Financing charges	37	25	–	12	74
	5,958	394	–	(19)	6,333
	622	191	–	(11)	802
Share of earnings (losses) of investment at equity	–	–	2	–	2
Other income (charges), net	(2,248)	–	(376)	210	(2,414)
Earnings from continuing operations before income taxes and non-controlling interests	(1,626)	191	(374)	199	(1,610)
Income taxes	(744)	51	–	–	(693)
Non-controlling interests	(244)	95	–	5	(144)
Contribution to consolidated earnings from continuing operations	(638)	45	(374)	194	(773)
Contribution to consolidated earnings from discontinued operations	–	–	–	–	–
Contribution to consolidated net earnings	(638)	45	(374)	194	(773)

SEGMENTED INFORMATION (continued)

INFORMATION ON PROFIT MEASURE

Three months ended March 31, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	16,790	–	–	–	16,790
Net investment income					
Regular net investment income	1,352	61	–	(17)	1,396
Change in fair value on held-for-trading assets	(940)	–	–	–	(940)
	412	61	–	(17)	456
Fee income	797	654	–	(16)	1,435
	17,999	715	–	(33)	18,681
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	16,284	–	–	–	16,284
Commissions	322	235	–	(16)	541
Operating expenses	710	167	–	21	898
Financing charges	106	22	–	13	141
	17,422	424	–	18	17,864
	577	291	–	(51)	817
Share of earnings (losses) of investment at equity	–	–	17	–	17
Other income (charges), net	–	–	9	–	9
Earnings from continuing operations before income taxes and non-controlling interests	577	291	26	(51)	843
Income taxes	109	79	–	–	188
Non-controlling interests	39	90	–	(29)	100
Contribution to consolidated earnings from continuing operations	429	122	26	(22)	555
Contribution to consolidated earnings from discontinued operations	31	–	–	–	31
Contribution to consolidated net earnings	460	122	26	(22)	586